Securities and Exchange Commission

Attention: Mr. Max A. Webb

SIMPSON THACHER & BARTLETT LLP

425 LEXINGTON AVENUE

NEW YORK, N.Y. 10017-3954

(212) 455-2000

FACSIMILE (212) 455-2502

December 13, 2006

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Max A. Webb

Re:	Smithfield Foods, Inc.

Registration Statement on Form S-4

Filed October 19, 2006

File No. 333-138090

Ladies and Gentlemen:

On behalf of Smithfield Foods, Inc., we hereby submit for your review Amendment No. 1 to the above-referenced registration statement of Smithfield Foods, Inc., originally filed with the Commission on October 19, 2006, pursuant to the Securities Act of 1933, as amended. For your convenience, we will deliver to the Staff separately four marked copies of Amendment No. 1, which have been marked to show changes made to the registration statement as originally filed, as well as four unmarked copies of Amendment No. 1.

Set forth below are responses to the comments contained in the letter of the Staff of the Commission to Smithfield Foods, Inc., dated November 15, 2006. For convenience of reference, the text of the comments in the Staff’s letter has been reproduced in bold herein. Please note that all page numbers in our responses are references to the page numbers of Amendment No. 1, unless otherwise noted.

Registration Statement

Cover page

1.	Please revise to disclose the aggregate amount of securities offered after conversion. Refer to Item 501(b)(2) of Regulation S-K. Similarly revise your summary.

In response to the Staff’s comment, the cover page of the Form S-4 and the cover page and page 4 of the proxy statement/prospectus have been revised accordingly. Note that the

Securities and Exchange Commission

Attention: Mr. Max A. Webb

amount to be registered under the registration statement (and reflected in the table on the cover page of the registration statement) includes shares that may be issued pursuant to options that may be issued in the future but are not currently outstanding. Accordingly, the amount reflected on the cover page of the registration statement is higher than the actual amount expected to be issued as reflected on the cover page and page 4 of the proxy statement/prospectus.

Summary, page 3

General

1.	In an appropriate section in the summary, please revise to discuss how Smithfield will finance the cash payment to PSF stockholders.

In response to the Staff’s comment, the summary has been revised on page 3.

What PSF stockholders will receive in the merger, page 3

2.	Please revise to explain here why Smithfield wants the flexibility of altering the merger consideration, disclose the specified period, and explain how investors can find out which consideration mix they will receive.

In response to the Staff’s comment, additional disclosure has been added on page 4.

3.	Also, please provide us with your analysis as to whether a change of the merger consideration would be a material change. If so, please tell us how you plan to disseminate this material change to stockholders.

We do not believe that the particular change of the merger consideration described in the proxy statement/prospectus would be a material change. The maximum portion of the total stock consideration that Smithfield may determine to substitute with cash is limited to a relatively small portion of the total consideration. In addition, the means of calculating the precise portion of the stock consideration to be substituted in such an event is clearly set forth in the merger agreement and proxy statement/prospectus, which provide that the number of shares to be substituted will be based on the average closing price of Smithfield common stock during the ten consecutive full trading days ending on the third trading day immediately prior to closing. It is not uncommon for merger consideration to be determined based on a formula dependent upon the price of a merger participant’s stock at a time following the date of the relevant stockholder vote(s). For example, any stock merger transaction in which the merger consideration is based on a floating exchange ratio would result in the precise number of shares deliverable to be unknown until a valuation period following the vote and prior to closing. In addition, we believe that this approach is also consistent with cash/stock election mergers, in which shareholders elect their preferred form of consideration but are subject to pro-ration mechanisms and as a result do not know at the time they cast their vote if they will receive the value of the merger consideration in stock, cash or a combination of both.

Although not a material change to the merger consideration, Smithfield does intend to publicly announce any determination to make such a substitution in a manner consistent with the

Securities and Exchange Commission

Attention: Mr. Max A. Webb

method by which companies disseminate information with respect to the result of a pre-closing valuation period. Accordingly, if Smithfield decides to make a substitution of cash, it will issue a press release announcing the precise amount of stock consideration to be substituted and will provide for a toll-free number, which will be announced in that press release, where investors can call to learn the final exchange ratio as adjusted for the substitution. Additional disclosure to this effect has been added on page 4 of the proxy statement/prospectus.

Interests of certain persons in the merger, page 5

4.	We note your discussion beginning on page 40 of ContiGroup’s relationships with PSF and Smithfield. Please expand your summary to briefly describe the other related interests of ContiGroup.

The summary on page 6 has been revised to describe the other related interests of ContiGroup.

5.	Revise to disclose the aggregate dollar amount of the benefits mentioned in the third sentence of this section.

In response to the Staff’s comment, the disclosure on page 6 has been revised accordingly.

Comparative Per Share Data, page 13

6.	Reference is made to the unaudited pro forma PSF equivalent per share amounts included in the table. We note that you have defined the PSF equivalent per share amounts as being both calculated by multiplying PSF historical per share amounts by the exchange ratio of .6780 (footnote (3)) and also based upon the unaudited pro forma combined per share amounts multiplied by the exchange ratio. Refer to the last sentence of the first paragraph of the page. In this regard, please revise your footnote to correct this discrepancy as it appears your PSF equivalent per share amounts in the table are and should be calculated based upon the unaudited pro forma combined per share amounts. Refer to Instruction 2 to paragraphs (b)(8), (b)(9) and (b)(10) of Item 14(b) of the Proxy Rules.

In response to the Staff’s comment, the disclosure on page 14 has been revised accordingly.

7.	Revise to disclose Smithfield’s net income per share from continuing operations for its most recent fiscal year and subsequent interim period presented. Refer to the requirements outlined in Item 14(b)(10)(iii) of the Proxy Rules. The Unaudited Pro Forma Combined net income per share and Unaudited Pro Forma PSF Equivalent net income per share presented for these periods should also be similarly revised.

Securities and Exchange Commission

Attention: Mr. Max A. Webb

In response to the Staff’s comment, the disclosure on page 14 has been revised accordingly.

Risk Factors, page 15

Obtaining required approvals and satisfying closing conditions, page 15

8.	We note your 8-K filed on November 6, 2006. Please revise your risk factor to update for the current status of your required approvals.

In response to the Staff’s comment, the risk factor beginning on page 16 has been revised accordingly.

Some directors and executive officers of PSF, page 16

9.	Please revise to disclose the aggregate dollar amount of the severance payments mentioned in the second-to-last sentence.

In response to the Staff’s comment, the disclosure on page 18 has been revised to include the aggregate dollar amount of the severance payments and performance bonuses.

The Merger, page 21

Background of the Merger, page 21

10.	Please revise your second paragraph to disclose the approximate percentage of ContiGroup’s holdings of PSF stock after the June 2006 offering.

In response to the Staff’s comment, the disclosure on page 23 has been revised accordingly.

11.	Please provide us with a copy of all the presentation materials Centerview prepared for the board.

A copy of all the presentation materials Centerview prepared for the board are being provided to the Staff under separate cover together with a request for confidential treatment of these materials pursuant to the provisions of 17 C.F.R. § 200.83.

Recommendation of the PSF Board of Directors, Reasons for the Merger, page 25

12.	Please revise the second bullet point of this section beginning on page 25 which is too conclusory. Please revise to describe how each of the items mentioned contributed to the board’s determination to recommend adoption of the merger agreement.

In response to the Staff’s comment, the disclosure on page 28 has been revised accordingly.

Securities and Exchange Commission

Attention: Mr. Max A. Webb

13.	We note your first bullet point of potentially negative factors on page 27. Please consider revising your risk factor section to discuss the risks associated with recent and pending acquisitions by Smithfield.

In response to the Staff’s comment, an additional risk factor has been added beginning on page 17.

Conversion of PSF Stock Options, page 39

Vesting of Restricted Stock, page 40

13.	We note the disclosure on page 39 indicating that options to acquire shares of PSF common will be converted into options to acquire Smithfield common stock in connection with the merger agreement. We also note from the discussion on page 40 that shares of restricted stock held by the directors and executive officers of PSF will become fully vested and free of all restrictions in connection with the merger. Please tell us and explain in the notes to the pro forma financial information included on pages 67 through 72 of the registration statement, the planned treatment for these options and restricted shares in connection with the merger agreement.

In response to the Staff’s comment, Smithfield has amended its calculation of the purchase price to include the fair value of the PSF options converted into Smithfield options. The option value for both Smithfield and PSF options have been calculated using a Black-Scholes option pricing model as of December 8, 2006. Following the guidance in FASB 123R, Smithfield compared the fair value of the PSF options and the subsequent Smithfield options, and believes that the fair value of the Smithfield options approximates that of the PSF options on the date described above. Accordingly, the fair value of the Smithfield options (approximately $2.9 million) has been recognized as purchase price with a corresponding increase to goodwill (based upon Smithfield’s preliminary purchase price allocation). The PSF restricted shares are included in the number of outstanding shares of PSF common stock to be exchanged in the merger and are valued accordingly. The restricted shares fully vest and become unrestricted at closing and are treated like all other shares of PSF common stock outstanding. In response to the Staff’s comment, the disclosure beginning on page 69 has been revised accordingly.

Agreements between PSF and ContiGroup, page 41

14.

We note the disclosure on page 41 indicating that the grower agreement with the ContiGroup will terminate in connection with the merger and as a result, PSF will have an option to acquire land in Missouri from ContiGroup for $1. We also note that in connection with the merger and corresponding termination of the grower agreement, PSF and Smithfield have agreed to exercise the option to acquire the land upon completion of the merger. Please tell us and explain in the notes to your pro forma financial information on pages 67 through 72 how Smithfield plans to value and account for this option. Also, please revise the pro forma balance sheet to

Securities and Exchange Commission

Attention: Mr. Max A. Webb

include an adjustment giving effect to the exercise of this option, since it appears to be directly attributable to the merger transaction and factually supportable. Refer to the guidance outlined in Rule 11-02(b)(6) of Regulation S-X.

The value of the land subject to the bargain purchase option created by the Missouri contract is currently recorded at historical book value on PSF’s balance sheet. Given that fact and the fact that the option will be exercised in connection with the merger so that it will no longer be outstanding at the effective time to the merger, in the opening balance sheet, the fair value of the land rather than the fair value of the option will be recorded. Smithfield’s determination of fair value for purposes of the pro forma financial statements is discussed in note (2) of the unaudited combined condensed pro forma financial statements appearing on page 74 and the excess of fair value over PSF’s historical book value for that land is included in the pro forma adjustment corresponding to that note. As indicated in the filing, Smithfield intends to engage an independent appraiser to determine the fair value of both the tangible and intangible assets of PSF and the final fair value of the land currently subject to this option will be adjusted accordingly.

In response to the Staff’s comment, the disclosure on page 74 has been revised to clarify the foregoing.

The Merger Agreement, page 52

Merger Consideration, page 52

15.	Please revise to discuss the factors that Smithfield will consider in determining whether it will need to adjust the merger consideration in order to list on the NYSE the Smithfield common stock to be issued in the merger. Please also revise to explain when you expect this determination will need to be made.

In response to the Staff’s comment, the disclosure on page 54 has been revised accordingly.

Quick-to-Fix, page 66

16.	Please revise to briefly describe the type of business conducted by Quick-to-Fix.

In response to the Staff’s comment, the disclosure on page 68 has been revised accordingly.

Securities and Exchange Commission

Attention: Mr. Max A. Webb

Unaudited Pro Forma Balance Sheet, page 68

Unaudited Pro Forma Statements of Operations, page 69

17.	Please revise to present all adjustments to the pro forma balance sheet on a gross rather than net basis. Each adjustment should be individually self-balancing.

In response to the Staff’s comment, the disclosure beginning on page 71 has been revised accordingly.

18.	Please revise to present separate pro forma adjustments eliminating the historical stockholders equity of PSF and reflecting the issuance of common shares by Smithfield as part of the merger consideration. The presentation of a combined adjustment for these items is confusing and is not considered appropriate. Also, please explain in your revised footnote disclosure how the adjustments to common stock and additional paid in capital for shares issued in the merger were calculated or determined.

In response to the Staff’s comment, the disclosure on page 71 and pages 74-77 has been revised accordingly.

19.	Please revise your pro forma consolidated income statement to reflect the combined results of operations only through income from continuing operations. We refer you to Instruction 1 of Rule 11-02(b)(7) of Regulation S-X, which states that the historical consolidated income statement used in the pro forma financial information shall not report operations of a segment that has been discontinued, extraordinary items, or the cumulative effects of accounting changes. In this regard, please revise to eliminate your presentation of discontinued operations within the financial statements. Also, please similarly revise your presentation of historical and pro forma basic and diluted per share data such that the amounts are based solely on income from continuing operations. Refer to Rule 11-02(b)(7) of Regulation S-X for further guidance. The disclosure of pro forma financial information on page 12 of the Form S-4 should be similarly revised.

In response to the Staff’s comment, the disclosure on pages 13, 72, 73, 76 and 77 has been revised accordingly.

20.

Please revise notes (1), (2) and (3) to your pro forma financial statements to disclose all of the significant assumptions that were used to calculate or determine the various pro forma adjustments. For example, please provide a purchase price allocation for the acquisition of PSF by Smithfield which clearly explains how the amount of goodwill recognized was determined. Also, please disclose the periods being used to depreciate or amortize any fair value adjustments to the assets and liabilities acquired to expense.

Securities and Exchange Commission

Attention: Mr. Max A. Webb

Specifically, disclose the significant assumptions used by management to determine pro forma adjustment for PSF’s property, plant and equipment and the expected useful live(s) used to calculate the pro forma adjustment for depreciation expense. Further, disclose how you calculated the pro forma adjustments related to PSF’s inventory and interest rate swap and the significant assumptions used by management to determine their fair values.

In response to the Staff’s comment, the disclosure on pages 74-77 has been revised accordingly. Please also see the response to Comment 23 below as it pertains to the interest rate swap.

21.	Revise your disclosure in footnote (4) to specifically identify the intangible assets you will likely acquire. Although you have not yet completed your acquisition of PSF and no valuation has been made of PSF’s identifiable intangible assets, stating that the total of the excess purchase price over your preliminary estimate of the fair value of PSF’s tangible assets has been allocated to goodwill is not considered adequate. You should, at a minimum, identify the tangible and intangible assets likely to be recognized and uncertainties regarding the effects of amortization periods assigned to the assets should be discussed and quantified.

In response to the Staff’s comment, the disclosure beginning on page 75 has been revised accordingly.

22.	Reference is made to footnote (6). Please revise your footnote to include the calculation of the pro forma adjustment related to the deferred tax liability and the significant assumption(s) used to determine the amount (i.e. marginal rate).

In response to the Staff’s comment, the disclosure on page 75 has been revised accordingly.

23.	The reference in footnote (7) to PSF’s accumulated other comprehensive gains of $464.1 million appears to be in error as PSF’s accumulated other comprehensive income totaled $5.5 million. Please revise to correct this error.

In response to the Staff’s comment, this disclosure has been eliminated. In the initial pro forma financial statements Smithfield erroneously eliminated both the asset in the prepaid expenses and other current assets line and the deferred gain in accumulated other comprehensive income. The revised pro forma financial statements eliminate the deferred gain from accumulated other comprehensive income and reduce goodwill by the amount reflecting the mark-to-market gain from the interest rate swap being recognized as a fair value adjustment to the opening balance sheet.

Securities and Exchange Commission

Attention: Mr. Max A. Webb

24.	Reference is made to footnote (8). Please disclose the assumptions used in the calculation for the pro forma adjustments relating to the estimated increase in depreciation expense due to the fair value adjustment in PSF’s property, plant and equipment. Also, please state Smithfield’s historical method of allocation for deprecation expense to cost of sales and selling, general and administrative expenses and explain why you believe such allocation is appropriate for recording the pro forma adjustment for depreciation expense.

In response to the Staff’s comment, the disclosure on page 76 has been revised accordingly.

25.	Reference is made to footnote (10). Please state the effective tax rate for each historical period used on all pro forma adjustments.

In response to the Staff’s comment, the disclosure on page 77 has been revised accordingly.

26.	Please revise to provide footnote disclosures explaining how the adjustments to weighted average basic shares and weighted average diluted shares were calculated or determined. In lieu of such disclosure, you may revise to provide separate adjustments showing the elimination of PSF’s outstanding shares and the issuance of Smithfield’s shares for a portion of the merger consideration.

In response to the Staff’s comment, the disclosure on page 77 has been revised accordingly.

27.	We note from the disclosures on page 41 that certain agreements between PSF and ContiGroup will terminate in connection with the merger agreement. As the termination of these agreements will have a continuing impact on the Company’s results of operations and appears to be directly attributable to the merger transaction, please revise the pro forma statements of operations to give effect to the termination of these agreements. Refer to the guidance outlined in Rule 11¬02(b)(6) of Regulation S-X.

In response to the Staff’s comment, the disclosure on page 74 has been revised to clarify that there is no continuing impact from the termination of these agreements. For the Staff’s information, these are arms-length transactions where ContiGroup acts as a contract grower; however all costs are passed through to PSF. Because all costs are already passed through to PSF, following termination of the contract and acquisition of the land by a designee of Smithfield, those costs will thereafter be incurred by Smithfield and the ongoing impact is expected to be identical on a consolidated basis to historical costs.

Securities and Exchange Commission

Attention: Mr. Max A. Webb

28.	Also, to the extent that any compensation arrangements with the Company’s officers and directors will be changed or modified as a result of the merger through the execution of new employment agreements, please revise the pro forma statements of operations to include adjustments giving effect to the revised compensation arrangements.

For the Staff’s information, there are not expected to be any changes to the compensation arrangements with officers or directors of PSF or Smithfield through new employment agreements or any other material changes to the compensation arrangements with officers or directors of PSF or Smithfield as a result of the merger. Accordingly, no adjustment to the pro forma statement has been added in response to this comment and the disclosure on page 74 has been revised to clarify this fact .

Annex C

29.	Please refer to the third full paragraph. Please revise to delete the word “solely” in the first sentence. It is inappropriate to limit the letter for the benefit and use of the Board of Directors and the registration statement.

In response to the Staff’s comment, the word “solely” has been deleted on page C-2.

30.	Also, it is inappropriate to limit the reference or reproduction of your letter. Please revise.

In response to the Staff’s comment, the disclosure on page C-2 has been revised accordingly.

Exhibit 99.2

31.	Please revise proposal one to delete the phrase “as it may be amended from time to time.”

Smithfield respectfully informs the Staff that it believes this language is in accordance with Delaware law and the merger agreement. Section 251(d) of the Delaware General Corporation Law permits the board of directors of a Delaware corporation to enter into certain amendments to a merger agreement after the merger agreement has been adopted by stockholders. Section 7.03 of the Merger Agreement provides that the merger agreement may be amended by Smithfield, PSF and KC2 Merger Sub, Inc. before or after stockholder approval, provided that after stockholder approval no amendment will be made that by law requires further stockholder approval without obtaining such stockholder approval. The language in the proxy card that allows PSF stockholders to approve the merger agreement as it may be amended is only intended to cover those amendments permitted under Section 251(d) of the Delaware General Corporation Law and as contemplated by Section 7.03 of the Merger Agreement.

Smithfield also believes that the language in Exhibit 99.2 is consistent with the language included in proxy cards used in other recent transactions, including, among others, the merger of Bellsouth Corporation and AT&T Inc., the merger of Amsouth Bancorporation and Regions

Securities and Exchange Commission

Attention: Mr. Max A. Webb

Financial Corporation, the acquisition of North Fork Bancorporation Inc. by Capital One Financial Corp., the acquisition of Kinder Morgan, Inc. by a consortium of private equity funds and the acquisition of Albertson’s Inc. by a consortium led by Supervalu, Inc. and CVS Corporation.

Annual Report on Form 10-K for the year ended April 30, 2006

Notes to Consolidated Financial Statements

Note 3. Acquisitions, Dispositions and Facility Closures

32.	In future filings, please revise the disclosures regarding your acquisition transactions to disclose the factors that contributed to a purchase price that resulted in recognition of goodwill. Refer to the disclosure requirements outlined in paragraph 51b of SFAS No. 141.

In response to the Staff’s comment, Smithfield advises the Staff that it has included the requested disclosure in Note 3 beginning on page 6 of its Form 10-Q filed December 8, 2006 and will include the requested disclosure in all of its future filings.

Note 6. Accrued Expenses and Other Accrued Liabilities

33.	Please revise the notes to your financial statements in future filings to provide separate disclosure regarding the nature and amounts of any other current liabilities that exceed 5% of the Company’s total current liabilities as of the balance sheet dates presented in your financial statements. Refer to the requirements outlined in Rule 5-02(20) of Regulation S-X.

In response to the Staff’s comment, Smithfield advises the Staff that it will include the requested disclosure in its future filings if there are any other current liabilities that exceed 5% of Smithfield’s total current liabilities. For the Staff’s information, as of April 30, 2006, Smithfield did not have any other current liability balance in excess of $62.1 million (5% of total current liabilities) as of April 30, 2006.

Note 13. Reporting Segments

34.	Please revise the notes to your financial statements in future filings to include a reconciliation of “consolidated operating profit” to the Company’s consolidated income from continuing operations before income taxes for each period presented. Refer to the disclosure requirements outlined in paragraph 32b of SFAS No. 131. The notes to the interim financial statements included in your Quarterly Report on Form l0-Q should be similarly revised.

Securities and Exchange Commission

Attention: Mr. Max A. Webb

In response to the Staff’s comment, Smithfield advises the Staff that it has included the requested disclosure in Note 13 beginning on page 12 of its Form 10-Q filed December 8, 2006 and will include the requested disclosure in its future filings.

35.	Please tell us and indicate in the notes to your financial statements in future filings the amounts of the “other goodwill adjustments” reflected in the analysis of changes in the carrying amount of goodwill that represent purchase price adjustments. Also, please tell us the acquisitions to which any purchase price adjustments relate and explain the nature of the facts and circumstances that resulted in any purchase price adjustments.

For the information of the Staff, Smithfield has provided the table and paragraphs below to explain the “other goodwill adjustments”.

(in millions)
	2005	2006
Effect of Foreign Exchange	$21.2	$(7.4)
Deferred tax adjustments	5.4	(5.8)
Contribution of MF Cattle to JV	—	(7.0)
Other fair value adjustments	2.5	(0.3)

	$29.1	$(20.5)

The deferred tax adjustment in fiscal 2005 pertained to the resolution of uncertainties surrounding the allocation of the purchase price to individual assets and tax liabilities for income tax purposes for the acquisition of Murphy-Brown, LLC. The deferred tax adjustment in fiscal 2006 represents the resolution of pre-acquisition tax contingences pertaining to the acquisition of Packerland Holdings.

During fiscal 2006, Smithfield contributed the assets of MF Cattle Feeding, Inc. to Five Rivers Cattle Ranch Feeding, LLC, a 50% owned joint venture. As a result of the contribution, Smithfield no longer consolidates the balance sheet of MF Cattle, which included $7.0 million of goodwill.

Other fair value adjustments pertain primarily to adjustments to the fair values of assets acquired and liabilities assumed in acquisitions. These adjustments were made within one year of the date of acquisition.

In addition, in response to the Staff’s comment, Smithfield advises the Staff that it included the requested disclosure in Note 13 beginning on page 12 of its Form 10-Q filed December 8, 2006 and will include the requested disclosure in its future filings.

Securities and Exchange Commission

Attention: Mr. Max A. Webb

Quarterly Report on Form 10-Q for the Quarter ended July 30, 2006

Note 4. Discontinued Operations

36.	We note the disclosure indicating the Company recorded an after-tax write-down on the assets of Quick-to-fix totaling $10.4 million, net of tax of $5.9 million, in anticipation of the sale of this business. Please tell us in further detail why a write-down of the assets of this business was not required until the first quarter of fiscal 2007. As part of your response, please explain in detail how you evaluated the assets of this business for impairment during 2006 and explain why no impairment charge was required. We may have further comment upon receipt of your response.

At various times prior to fiscal 2006, the eventual buyer of Quik-to-Fix (QTF) had indicated an interest in purchasing the assets and business of QTF for a purchase price at least equal to the book value of those assets. In addition, during the first half of fiscal 2006, QTF’s operating results were improving and Smithfield was implementing an Enterprise Resource Planning system intended to further enhance the improving results. In the last half of fiscal 2006 and subsequent to the Enterprise Resource Planning implementation, sales volume at QTF dropped significantly on competitive pricing pressures. However, as of the end of fiscal year 2006, Smithfield and the eventual buyer were in active negotiations with respect to the sale of QTF and on May 8, 2006, the parties signed a letter of intent providing for the sale of substantially all of the assets of QTF for a purchase price equal to the book value of those assets, estimated to be $57 million. On these facts, Smithfield concluded that no impairment of those assets was indicated in the fourth quarter of 2006. Smithfield filed its Annual Report on Form 10-K on June 30, 2006. Although the buyer proposed a reduction of the purchase price within a week prior to Smithfield filing its Form 10-K, Smithfield and the eventual buyer had not reached an agreement on a reduced price at the time of filing and Smithfield believed that the buyer’s purchase price reduction proposal was due to the buyer’s heightened concern over perceived food safety risks triggered by a product recall at one of the buyer’s plants. In addition, Smithfield was contemplating keeping the QTF assets and making significant investments in management talent, which Smithfield believed could turn around the QTF operation. During the first quarter, subsequent to the filing of its Form 10-K, Smithfield made the decision to exit the business because it concluded that the amount of time and attention required to effectuate a turn around was not warranted in light of its conclusion that the product and customer profile of the operation did not fit well with the rest of Smithfield’s business. Smithfield accepted the buyer’s proposed purchase price reduction and the parties signed a definitive agreement on July 18, 2006, reflecting the reduced purchase price, at which time Smithfield concluded an impairment was indicated.

Other

37.	The financial statements should be updated, as necessary, to comply with Rule 3-12 of Regulation S-X at the effective date of the registration statement.

Securities and Exchange Commission

Attention: Mr. Max A. Webb

We have updated the financial statements in accordance with Rule 3-12.

38.	Provide a currently dated consent from the independent public accountants in the amendment.

In response to the Staff’s comment, please see currently dated consents in Exhibits 23.4 and 23.5.

*****

Please note that Smithfield Foods, Inc. has included certain changes to the registration statement other than those in response to the Staff’s comments.

Please call Maripat Alpuche (212-455-3971) of this firm with any questions you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ MARIPAT ALPUCHE
Maripat Alpuche

cc:	Robert E. Spatt, Esq.

Simpson Thacher & Bartlett LLP

Michael H. Cole, Esq

Smithfield Foods, Inc.

Rolaine Bancroft

Securities and Exchange Commission

Jean Yu

Securities and Exchange Commission

Linda Cvrkel

Securities and Exchange Commission